Exhibit 97.1
GRAN TIERRA ENERGY INC.
EXECUTIVE REMUNERATION CLAWBACK POLICY

The Board of Directors (the “Board”) of Gran Tierra Energy Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this executive remuneration clawback policy which permits the recovery of certain executive compensation in accordance with the terms herein (this “Policy”).
A.ADMINISTRATION. This Policy shall be administered by the Compensation Committee of the Board (the “Compensation Committee”), subject to ratification by the independent members of the Board of Directors with respect to application of this Policy to the Company’s Chief Executive Officer, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.
B.COVERED EXECUTIVES. This Policy applies to any “officer” of the Company as defined under Rule 16a-1(f) under of the Securities Exchange Act of 1934, as amended (collectively, the “Covered Executives”).
C.RECOUPMENT OF INCENTIVE COMPENSATION. This Policy requires that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to the Company’s material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
D.CERTAIN DEFINITIONS.
For purposes of this Policy:
•“Incentive Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive Compensation.

•A “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
•Incentive Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
The “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.
E.ENFORCEMENT OF THIS POLICY. The recoverable amount under this Policy shall be the amount of Incentive Compensation Received by the applicable Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restatement. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Compensation Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation.
The Company may effect any recovery pursuant to this Policy by such means as Compensation Committee will determine, in its sole discretion, which may include, without limitation: (a) requiring reimbursement of cash incentive compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the recovered amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; or (e) such other means or combination of means permitted by law and determined appropriate by the Compensation Committee.
Notwithstanding the foregoing, the Company need not recover the excess amount of Incentive Compensation if and to the extent that the Compensation Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the New York Stock Exchange listing rules, and not required under Rule 10D-1, including if the Compensation Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company shall not indemnify any Covered Executive against any loss of Incentive Compensation resulting from the recovery or reimbursement of Incentive Compensation sought or obtained pursuant to this Policy (or provide any advancement of expenses in such instance), including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential recovery obligations under this Policy. For the avoidance of doubt, no recovery of Incentive Compensation under this Policy will constitute an event giving rise to a right to resign for “good reason” or a “constructive termination” (or similar term) under any agreement between any Covered Executive and the Company or any of its affiliates.
The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive Compensation arrangements with Covered Executives and will maintain and will provide to the New York Stock Exchange documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Compensation Committee under this Policy shall be final and binding on all affected individuals.
F.EFFECTIVE DATE. This Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall only apply to Incentive Compensation that is Received by Covered Executives on or after the Effective Date. As a condition to be eligible to receive Incentive Compensation on or after the Effective Date, the Company shall have each Covered Executive sign an acknowledgement and agreement concerning compliance with this Policy.
G.OTHER LAWS. Any right of recoupment or recovery pursuant to this Policy is in addition to (and not in lieu of) any remedies or rights of recoupment, repayment, forfeiture or right of offset may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy.
H.AMENDMENT; TERMINATION. The Board may terminate or amend this Policy at any time and from time to time in its sole discretion pursuant to applicable law.